

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 17, 2008

<u>VIA U.S. MAIL AND FAX 82-31-9134611</u>

Mr. Hyeon Seong Myeong
President, Chief Executive Officer and Director
Meridian Company, Ltd.
3F, Poonglim Tech-one Building 273-10
Seongsu-Dong 2ga
Seongdong-Gu, Seoul, Korea 133-120

> **Re: Meridian Company, Ltd.**
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 000-32341**

Dear Mr. Hyeon Seong Myeong:

We have reviewed your response filed September 4, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 15

A. Operating Results, page 16

1.   Please refer to our prior comment 1. Please confirm that you will include a discussion similar to that you provided to us in your response in future filings.

Consolidated Financial Statements, page 31

Consolidated Statements of Income, page 35

2.   Please refer to prior comment 6. Please tell us why you classified bad debt recovery income and loss on disposal of property, plant and equipment as non-operating expenses or income. Please also explain to us in more detail why the referral fees and commissions, loss from canceled contract and cancellation of service fee are non-operating items. In this regard, discuss the extent to which these charges relate to activities for which the revenues and expenses have historically been included in operating income. Please refer to Question 2 of SAB Topic 5:P.3 and paragraph 45 of SFAS 144.

3.   Please refer to prior comment 7. We note your response however we still cannot recompute the net loss per share for 2007 in Korean Won. We note that your net loss was (607,663) and your weighted average common shares were 32,553,528. Please tell us how you determined a loss of (19) per share.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant